Mail Stop 3561

October 3, 2008

Thomas Morrison, Chief Executive Officer
Organic Alliance, Inc.
1250 NE Loop 410
San Antonio, Texas 78209

> **Re:** **Organic Alliance, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 5, 2008**
> **File No. 333-152980**

Dear Mr. Morrison:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

General

1. Please disclose the price at which your selling shareholders will offer the shares being registered in this document. Given that your stock is not quoted on the Over-the-Counter Bulletin Board nor traded on an exchange, it is our position that the selling shareholders must offer the shares being registered at a fixed price. Based upon the registration statement fee table, it appears that the relevant initial offering price of the shares is $1.05 per share. Once your shares are quoted on the Over-the-Counter Bulletin Board or listed on an exchange, then the selling

shareholders may sell the registered shares at the prevailing market price. Accordingly, please revise your cover page and the remainder of the prospectus to indicate that your selling shareholders will sell their shares at the initial offering price of $1.05 per share until the shares are quoted or listed, at which point the selling shareholders may sell the registered shares at the prevailing market price.

Also, please confirm for us and disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

2. We note that you are registering the sale of 10,325,468 shares of common stock and 6,000,168 shares of common stock underlying common stock purchase warrants. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are similarly not eligible to conduct a primary, at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- the number of selling shareholders and the percentage of the overall offering made by each shareholder;

- the date on which, and the manner in which, each selling shareholder received the shares and/or the warrants;

- the relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- any relationship among the selling shareholders;

- the dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- whether or not any of the selling shareholders is in the business of buying and selling securities.

3. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of sale of the warrants).

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the warrants.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   - the total possible profit the selling shareholders could realize as a result of the exercise discount for the securities underlying the warrants, presented in a table with the following information disclosed separately:

     - the market price per share of the securities underlying the warrants on the date of the sale of the warrants;

     - the exercise price per share of the underlying securities on the date of the sale of the warrants, calculated as follows:

       - if the exercise price per share is set at a fixed price, use the price per share established in the warrants; and

       - if the exercise price per share is not set at a fixed price and, instead, is set in relationship to the market price of the underlying security, use the exercise discount rate and the market price per share on the date of the sale of the warrants and determine the exercise price per share as of that date;

- the total possible shares underlying the warrants (assuming complete exercise);

- the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

- the total possible shares the selling shareholders may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

If there are provisions in the warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the exercise price per share is fixed unless and until the market price falls below a stated price, at which point the exercise price per share drops to a lower price, please provide additional disclosure.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the warrant transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Four;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any exercise discounts regarding the securities underlying the warrants and any other warrants, convertible securities, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Five and Comment Six.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to Comment Four) and the total possible discount to the market price of the shares underlying the warrants (as disclosed in response to Comment Five) divided by the net proceeds to the issuer from the sale of the warrants, as well as the amount of that resulting percentage averaged over the term of the warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the warrant transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

10. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all of any payments on the overlying securities;

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the warrant transaction, before the filing or after the filing of the registration statement, etc.).

11. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

12. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Selling Stockholders and Plan of Distribution section of the prospectus.

Cover page

13. Please check the box indicating you are a smaller reporting company or tell us why it is not appropriate for you to do so.

Summary, page 1

Business and History, page 1

14. We note that you were discharged from bankruptcy in October 2002 and that on April 29, 2008, you entered into an agreement concerning the exchange of securities between you and Organic Alliance, Inc. and the shareholders of that company. Please discuss further your history from your discharge from bankruptcy until the securities exchange with Organic Alliance, Inc. and describe

the reason or reasons you chose to combine with this company and the reason or reasons you chose this method of combination.

15. We note your statement that you issued 1,000,028 warrants in each of six classes of warrants pursuant to the securities exchange agreement between you and Organic Alliance, Inc. However, section 1.5 of the securities exchange agreement you filed as Exhibit 10.1 states that you issued 1,000,000 warrants in each of the six classes. Please explain why these numbers differ and revise your disclosure to clarify the number of warrants issued and number of shares underlying those warrants.

Management's Disclosure and Analysis of Financial Conditions and Results…, page 13

Cautionary Statement Regarding Forward-Looking Statements, page 13

16. We note your reference to the Private Securities Litigation Reform Act of 1995 in this section. However, it appears that, based on Section 27A of the Securities Act of 1933, the safe harbor for forward looking statements does not apply to statements made in connection with this offering. Therefore, please delete all references to the Private Securities Litigation Reform Act throughout your document.

Selling Stockholders and Plan of Distribution, page 26

17. With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by that selling shareholder. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997) and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (March 1999).

18. Please describe the manner in which the selling shareholders obtained their shares. Please provide this information for each selling shareholder in your table.

Item 17, Undertakings, page II-3

19. Please review and amend the Undertakings section. For example, your undertakings refer to the "small business issuer," a term no longer used in Regulation S-K. Further, undertaking 5 refers to both Rule 430B and Rule 430C. These are only examples. We may have further comments upon review of your response.

Signatures, page II-6

> 20. Please include the signature of your principal financial officer and your controller or principal accounting officer. See Instruction 1 to the Signatures section of Form S-1.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Agron, Esq.
        Via Facsimile